1/1 FERROVIAL ANNOUNCES EXTENSION AND INCREASE OF THE REPURCHASE PROGRAM OF ITS SHARES Amsterdam, 13 December 2024 Reference is made to the announcement made on 23 August 2024, by which Ferrovial SE ("Ferrovial", or the "Company", ticker: “FER”) announced the implementation of a share repurchase program for a maximum investment amount of EUR 300,000,000 (the "Program"). Ferrovial announces that, in accordance with the authorization granted by the Company’s general meeting held on 11 April 2024 under agenda item 8, it has resolved to (i) extend the duration of the Program to 30 May 2025 (inclusive), and (ii) increase the maximum investment amount under the Program by EUR 300,000,000, bringing the total maximum amount of investment to EUR 600,000,000. The terms and conditions of the Program are otherwise as set out in the Company’s announcement of 23 August 2024. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.